Re: Extension of Maturity Date

Ladies/Gentlemen:

Please refer to the letter dated November 12, 2014 from Northwest Natural Gas Company (the “Company”') requesting an extension of the scheduled Maturity Date under and as defined in the Credit Agreement dated as of December 20, 2012 among the Company, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Credit Agreement”). Subject to satisfaction of the conditions set forth in Section 2.14 of the Credit Agreement and the payment by the Company of an extension fee in an amount equal to ____% of the commitment of the undersigned, the undersigned consents to the extension of the scheduled Maturity Date from December 20, 2018 to December 20, 2019.

In addition to the foregoing, the Company has advised the undersigned that effective on November 5, 2014, Palomar Gas Holdings, LLC changed its name to Trail West Holdings, LLC and Palomar Gas Transmission, LLC changed its name Trail West Pipeline, LLC. The undersigned agrees that Schedule 3.8 of the Credit Agreement shall be deemed to be amended to reflect (i) such name changes and (ii) any future name changes for entities listed on such Schedule 3.8, in each case so long as the state of incorporation, parent company and percentage ownership specified for the applicable entity on such Schedule 3.8 remain the same.

By: __________________________
Name:________________________
Title:_________________________

Date: